Filed by Tularik Inc.

Pursuant to Rule 425

Under the Securities Act of 1933, as amended

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: Tularik Inc.

Commission File No.: 000-28397

This filing relates to the planned acquisition by Amgen Inc., a Delaware corporation (“Amgen”), of Tularik Inc., a Delaware corporation (“Tularik”), pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of March 28, 2004 (the “Merger Agreement”), among Tularik, Amgen and Arrow Acquisition, LLC, a Delaware limited liability company and wholly subsidiary of Amgen. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by Tularik on March 30, 2004, which is incorporated by reference into this filing.

Additional Information about the Merger and Where to Find It

In connection with Amgen’s proposed acquisition of Tularik (“Acquisition”), Tularik intends to file a proxy statement and other relevant materials and Amgen intends to file a registration statement/prospectus and other relevant materials, with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS OF AMGEN AND TULARIK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, TULARIK AND THE ACQUISITION. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Tularik with the SEC, may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a written request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Tularik by contacting Tularik Inc., Attn: Investor Relations at 1120 Veterans Blvd., South San Francisco, CA 94080. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Amgen, Tularik and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tularik in favor of the Acquisition. Information about those executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the Amgen Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 11, 2004. Information about the executive officers and directors of Tularik and their ownership of Tularik common stock is set forth in the proxy statement for Tularik’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2004. Investors and security holders may obtain more detailed Information regarding the direct and indirect interests of Amgen, Tularik and their respective executive officers and directors in the Acquisition by reading the proxy statement/prospectus regarding the Acquisition when it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen’s anticipated acquisition of Tularik. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, dilution, financial guidance, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the development of certain products may not develop as expected or proceed as planned; that the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the Acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies, as well as other risks that are discussed below and others that can be found in Amgen’s and Tularik’s Form 10-Ks for the year ended December 31, 2003, and in Amgen’s and Tularik’s periodic reports on Form 10-Q and Form 8-K.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. Amgen’s results may be affected by its ability to successfully market both new and existing products domestically and internationally, sales growth of recently launched products, difficulties or delays in manufacturing our products, and regulatory developments (domestic or foreign) involving current and future products and manufacturing facilities. In addition, sales of Amgen products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed care providers, and may be affected by domestic and international trends toward managed care and healthcare cost containment as well as possible U.S. legislation affecting pharmaceutical pricing and reimbursement. Government regulations and reimbursement policies may affect the development, usage and pricing of our products. Furthermore, Amgen’s research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. Amgen, or others could identify side effects or manufacturing problems with Amgen’s products after they are on the market. In addition, Amgen competes with other companies with respect to some of its marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. In addition, while Amgen routinely obtain patents for its products and technology, the protection offered by its patents and patent applications may be challenged, invalidated or circumvented by its competitors. Further, some raw materials, medical devices, and component parts for Amgen’s products are supplied by sole third party suppliers.

Amgen and Tularik are providing this information as of the date of this communication and neither Amgen nor Tularik undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.